UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-50343
CUSIP NUMBER: 45890M109

Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

INTEGRATED ALARM SERVICES GROUP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

One Capital Center
99 Pine Street , 3rd Floor
Address of Principal Executive Office (Street and Number)

Albany, NY 12207 USA
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to rules and regulations established by the Securities and Exchange Commission and the Public Company Accounting Oversight Board to implement Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K for the year ended December 31, 2004 a report of our management on our internal control over financial reporting including an assessment of the effectiveness of our internal control over financial reporting and an attestation report of our registered public accounting firm on our management's assessment of our internal control over financial reporting.

Due to our delays in completing these requirements, significant growth through acquisitions and major system changes, we were unable to close our books, prepare our financial statements and file our annual report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense by March 16, 2005. The Company's evaluation of its internal control over financial reporting has not yet been completed. In connection with the evaluation process, the Company has identified certain significant deficiencies. The Company currently expects that it will report material weaknesses in its internal controls over financial reporting. Since the evaluation process is ongoing, we are unable to conclude whether the identified deficiencies, either alone or in the aggregate, will be considered material weaknesses.

If, upon final evaluation, one or more of the identified significant deficiencies is evaluated to be a material weakness, management would conclude, based on its assessment, that the Company's internal control over financial reporting was not effective as of December 31, 2004. Based also on that assessment, we would anticipate that our independent registered public accounting firm would issue an adverse opinion on the effectiveness of our internal control over financial reporting.

Our failure to file our Annual Report on Form 10-K on a timely basis constitutes a default under the indenture governing our $125 million aggregate principal amount of 12% Senior Secured Notes due 2011. If we do not file our Annual Report on Form 10-K within 30 days of the date we receive a notice of default by the trustee under that indenture or the holders of 25% of the note or we do not obtain a waiver of this default, the trustee or such holders have the right to accelerate the maturity of the notes.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Michael T. Moscinski
       Name

       518-426-1515 x314
       (Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

We anticipate 2004 revenue to be approximately double the $40 million of revenues reported in 2003 and the net loss to be substantially less than the 2003 net loss of $22 million. Fourth quarter 2004 losses are expected to be substantially higher than fourth quarter 2003. The increased losses are primarily attributable to costs associated with the NACC acquisition including prepayment of outstanding debt and facility closure and integration costs.

INTEGRATED ALARM SERVICES GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005   By: /s/ Timothy M. McGinn
                                                  Name: Timothy M. McGinn
                                                  Title: Chief Executive Officer